UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AROTECH CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

042682 20 3

(CUSIP Number)

Ephraim Fields

Echo Lake Capital

888 Seventh Avenue, 17th Floor
New York, NY 10019

(212) 251-3381

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
EPHRAIM FIELDS

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,653,209 (includes 200,800 Shares underlying sold-short put options exercisable within 60 days hereof).

8. Shared Voting Power
None

9. Sole Dispositive Power
1,653,209 (includes 200,800 Shares underlying sold-short put options exercisable within 60 days hereof).

10. Shared Dispositive Power
None

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,653,209 (includes 200,800 Shares underlying sold-short put options exercisable within 60 days hereof).
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.7%
14. Type of Reporting Person
IN

ITEM 1. SECURITY AND ISSUER

This Statement relates to the common stock, $0.01 par value, of Arotech Corporation, a Delaware corporation (the “Issuer” or the “Company”) having its principal executive offices at 1229 Oak Valley Drive, Ann Arbor, Michigan 48108.

ITEM 2. IDENTITY AND BACKGROUND

(a) Ephraim Fields (the “Reporting Person”)

(b) c/o Echo Lake Capital

888 Seventh Avenue, 17th Floor
New York, NY 10019

(c) Reporting Person’s principal occupation is investing.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 1,452,409 Shares owned by the Reporting Person is approximately $3,638,581. The aggregate purchase price of the 200,800 Shares underlying certain sold-short put options that may be deemed to be beneficially owned by the Reporting Person is approximately $316,240, assuming all such Shares are purchased by Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person purchased the Common Stock based on the Reporting Person’s belief that the Common Stock, when purchased, were undervalued and did not adequately reflect the potential value of the Company’s underlying business and assets. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares at prices that would make the purchase or sale of Common Stock desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional shares, selling some or all of its shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing its intention with respect to any and all matters referred to in Item 4.

On September 1, 2015 the Reporting Person delivered a letter, a copy of which is attached as Exhibit 2 hereto and incorporated herein in its entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns in the aggregate 1,653,209 shares of Common Stock (including 200,800 Shares underlying certain sold-short put options), which represents approximately 6.7% of the Company’s outstanding shares of Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on 24,697,335 shares of Common Stock issued and outstanding as of August 6, 2015 as reported in the Company’s Form 10-Q filed with the SEC on August 11, 2015.

(b) The Reporting Person has the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Person has the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Person does not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and does not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c) The transactions effected by the Reporting Person in the Common Stock since the filing of the original Schedule 13D are set forth in Exhibit 1 of this Statement. Each of these transactions was effected through the open market.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person has sold short in the over the counter market American-style put options, referencing 200,800 Shares, which have an exercise price of $2.50 per Share and expire on February 19, 2016.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:                   List of transactions effected by the Reporting Person in the Company’s Common Stock since the filing of the original Schedule 13D.

Exhibit 2:                   Letter issued by the Reporting Person on September 1, 2015 to Robert Ehrlich.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 2015

Date

/s/ Ephraim Fields

Signature

Individual

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT 1

 COMMON STOCK

Transaction	Shares	Price Per
Date	Purchased	Share ($)
8/29/2015	9,200	2.5	(1)
8/26/2015	54,600	1.37
8/21/2015	3,500	1.47
8/2/2015	4,500	1.47
8/19/2015	8,589	1.55
8/18/2015	16,100	1.56
8/17/2015	8,000	1.54
8/11/2015	17,372	1.62
7/7/2015	18,000	2.21
6/5/2015	10,800	2.56
5/27/2015	29,546	2.47
5/26/2015	15,600	2.51
5/19/2015	1,000	2.45
5/15/2015	13,000	2.60
5/14/2015	960	2.54
5/5/2015	100	2.71
4/28/2015	4,200	2.81
4/24/2015	9,800	2.83
4/22/2015	200	2.87
4/10/2015	400	3.05
3/25/2015	2,027	3.23
3/24/2015	100	3.31
3/23/2015	11	3.30

(1)     Represents assignment of 92 put options which had been shorted.

FEBRUARY 2016 PUT OPTIONS ($2.50 STRIKE PRICE)

Transaction	Options Purchased/	Price Per
Date	(Sold)(1)	Option ($)
8/28/2015	(400)	0.95
8/27/2015	(608)	0.95
8/13/2015	(800)	0.90
8/12/2015	(200)	0.90

(1)     Represents the short sale of put options, each of which represents the obligation to purchase 100 shares.

EXHIBIT 2

September 1, 2015

To: Robert S. Ehrlich - Arotech Corp.

Cc: Jay M. Eastman - Lucid, Inc.
Michael E. Marrus - Emerging Growth Equities, LTD.
Seymour Jones - New York University
Richard I. Rudy - Advanced Energy Capital, LLC
Steven Esses - Arotech Corp.
Kenneth W. Cappell - Yeshiva University

Dear Bob:

As you are likely aware from our numerous conversations, we believe we are the single largest shareholder of Arotech Corp. ("ARTX" or the "Company").

On February 9, 2000 ARTX's Board of Directors (the "Board") gave you a 25 year non-recourse loan bearing annual interest at 1% over the then-current federal funds rate. We find it difficult to believe that any credible Board of Directors would believe that such an outrageous loan was in the best interests of shareholders; however, this is just one of many questionable actions the Board has undertaken and, if necessary, we will highlight other such examples.

The aggregate amount outstanding under this loan is $0.5 million and we feel that after benefitting from this low-interest loan for over fifteen years, you should repay it immediately for two primary reasons:

1) Since you were given the loan, you've received what we consider to be a disgraceful amount of additional compensation (approximately $15 million), so clearly you should have the financial resources necessary to repay the loan.

2) Under your leadership, ARTX's financial position has weakened and significant shareholder value has been destroyed. As a result, ARTX would greatly benefit from getting repaid and could easily use the cash in a value enhancing manner.

Regarding your compensation, from 2000 until 2014 you have received approximately $15 million of compensation from the Company, an amount which equates to a shocking 40% of ARTX's current market capitalization. We believe your compensation is unjustifiable and wildly excessive considering the Company's size and its atrocious performance under your leadership. We can't believe any credible Board would continue rewarding you with such generous compensation considering your poor performance, but we will publicly address this matter at a later time. For now we simply state that considering your historically large and generous compensation it is appropriate that you immediately repay the loan.

We also feel it is imperative that you repay the loan because of ARTX's weakened financial situation and the tremendous destruction of shareholder value that has occurred under your leadership. ARTX has approximately $13 million of net debt and recently may have needed to modify its debt covenants. Therefore, we hope you appreciate how helpful it would be for the Company (and its shareholders) if ARTX had additional cash to deploy in a value enhancing manner. Clearly it does not benefit shareholders to be lending you money, especially at a rate that is lower than the rate the Company pays on its own debt. In the future we will have more to say publicly about the destruction of shareholder value that has occurred under your leadership, but for now we will just present the below table which illustrates the stock's extended and material underperformance(1).

Period	ARTX Return	Russell 2000 Return	ARTX (Under)/Overperformance
1 year	(60)%	1%	(61)%
5 years	(3)%	102%	(105)%
10 years	(88)%	105%	(193)%

You have overseen the destruction of massive amounts of shareholder value at ARTX while personally enriching yourself at the expense of other shareholders. We think it's about time you did at least one good thing for all ARTX shareholders and repaid this ridiculous and needless loan. You've benefited from this low-interest loan for over fifteen years, even though we believe the loan never was and continues to be not in the best interests of all shareholders.

As experienced investors we've seen many instances of what we believe to be poor performance, insufficient Board oversight and excessive personal greed....but very few that rival this one.

We believe ARTX has several problems that can be easily fixed, including a bloated and inefficient overhead structure; however, the value of the Company's underlying assets vastly exceeds its current stock price and we intend to make sure that long-term value is created for all shareholders.

Finally, we caution you and rest of ARTX's Board to refrain from taking any actions that are not clearly in the best interests of all shareholders.

Sincerely,

/s/ Ephraim Fields

Ephraim Fields
Echo Lake Capital

1) All pricing data as per Bloomberg and as of August 29, 2015.